United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X Form 40-F
                                             ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON DECEMBER 16, 2002.

                             PUBLICLY HELD COMPANY
     CORPORATE TAX REGISTRATION (CNPJ) # 33.592.510/0001-54 BOARD OF TRADE
                      REGISTRATION (NIRE) # 33.300.019.766

01 - PLACE, DATE AND TIME:

At the Company's head office at Avenida Graca Aranha, 26, 19th floor, Rio de Janeiro, on December 16, 2002, at 4:00 p.m.

02 - PANEL:

Chairman: Mr. Luiz Tarquinio Sardinha Ferro
Secretary: Mr. Francisco Rohan de Lima

03 - ATTENDANCE AND QUORUM:

Attended by the shareholders representing the majority voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for decisions listed in item III of the Order of the Day.

04 - SUMMONS:

     Summons for the convocation published in the Official Gazette of the State of Rio de Janeiro on November 18, 19 and 21, 2002, Jornal do Commercio on November 15, 16, 17, 18 and 19, 2002 and in the Commerce and Industry Gazette on November 15, 16, 17, 18, 19 and 20, 2002, with the following Order of the Day:

1. Proposal of the Executive Board to reform the Company By-Laws with the basic aim of (i) widening the Company's activities in the energy and logistics sector, with the consequent alteration in the business purpose of CVRD - Chapter I relating to Name, Purpose, Head Office and Duration; (ii) adjust to the new rulings introduced by the Brazilian Corporation Law, number 6,404/76, by Law number 10,303 dated October 31, 2001 implying in alterations in Chapters II, IV, V and VII which relate, respectively, to Capital and Shares, Board of Directors, Audit Committee, and the Financial Year and Distribution of Profit; and (iii) introduce principles which guide the concept of best practices of corporate governance, especially in relation to the responsibilities of the Company's Chief Executive Officer and the creation of support bodies for the Board of Directors; Minutes of the Extraordinary Shareholders Meetings held on December 16, 2002 - Continued 2

2.   Consolidation of By-Laws;

3. Dividend Policy for CVRD Shareholders, in order to increase transparency and financial flexibility simultaneously, bearing in mind the Company's expected cash flow.

05 - READING OF DOCUMENTS:

     The reading of the Public Notification and the Dividend Policy are unanimously waived, bearing in mind that the Shareholders had already read the aforementioned documents. Thus, after the Dividend Policy has been discussed and commented upon by the Shareholders, the following decisions were taken:

06 - DELIBERATIONS APPROVED BY MAJORITY VOTE:

6.1- As the quorum established by law to alter the By-Laws as proposed by the Executive Board of the Company was not formed, there will be a second call for the Extraordinary Shareholders Meeting, to be held at the Company's head offices, under the terms of Articles 124 and 135 of Law number 6,404/76, on December 27, 2002, at 11:00am.

6.2- Dividend Policy for CVRD Shareholders, as attached.

07 - FORM OF TRANSCRIPTION:

     In accordance with the provisions set forth in ss.1 and ss.2 of Article 130 of Law number 6,404/76, bearing in mind the unanimous deliberation of the shareholders present.

08 - CLOSING:

     Having no further business, the Meeting was adjourned for the time necessary to transcribe these Minutes. The Meeting was then reopened, and the Minutes were read, approved and signed by the Secretary, the Chairman and by all shareholders present.

                       Rio de Janeiro, December 16, 2002.

                          Luiz Tarquinio Sardinha Ferro
                                    Chairman

                            Francisco Rohan de Lima
                                   Secretary

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date:  December 18, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer